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                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549

                                  FORM 12b-25                  +--------------+
                                                               | SEC File No. |
                          NOTIFICATION OF LATE FILING          |              |
                                                               |   333-56135  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      +--------------+
             [ ] Form 10-Q  [ ] Form N-SAR
                                                               +--------------+
For Period Ended: December 31, 1999                            |  CUSIP No.   |
                  ---------------------                        |              |
                                                               +--------------+
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

                For the Transition Period Ended: _____________________________

_______________________________________________________________________________
[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
         River Holding Corp.
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Full Name of Registrant
         N/A
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Former Name if Applicable
         599 Lexington Avenue, 18th Floor
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Address of Principal Executive Office (Street and Number)
         New York, NY  10022
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City, State and Zip Code

PART II - RULES 12b-25(b) (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Carrie T. Walker              213                 229-8580
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                        River Holding Corp.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 30, 2000                  By   /s/ Jay Ogram
    ------------------------------        --------------------------------------
                                              Jay Ogram
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).



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                                ATTACHMENT III
                                --------------

The Registrant, River Holding Corp., is a holding company that conducts all of its operations through its majority-owned subsidiary, Hudson Respiratory
Care Inc. (the "Company"). In July 1999, the Company, through its wholly-owned subsidiary Steamer Holding AB, acquired Louis Gibeck AB, a company organized under the laws of Sweden ("LGAB"). As a result of this acquisition, other acquisitions consummated by the Company during fiscal 1999 and the demands placed on the Company's officers and financial personnel in (i) integrating LGAB's operations into the Company's operations and (ii) consolidating LGAB's information and financial reporting systems into the Company's systems, the Company is not able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 by March 30, 2000.


                                 ATTACHMENT IV
                                 -------------

The Company anticipates that both the revenues and expenses to be reflected on its consolidated financial statements for its fiscal year ended December 31, 1999 will be greater than such items reported for its previous fiscal year. The increase in revenues and expenses is primarily related to (i) growth in the Company's existing business and (ii) acquisitions, including the acquisition of LGAB is July 1999. Final amounts for the fiscal year ended December 31, 1999 cannot be quantified at this time.